Exhibit 99.11

CONSENT OF EXPERT

I, Douglas L. Beahm, P.E., P.G., am an author of:

(i)	the amended technical report titled “Crownpoint and Hosta Butte Uranium Project, McKinley County, New Mexico, USA, Mineral Resource Technical Report, National Instrument 43-101” dated February 25, 2022 with an effective date of February 25, 2022 and a revision date of March 16, 2022, and
(ii)	the technical report entitled “Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA” with an effective date of January 19, 2023

(together, the “Technical Reports”).

I hereby consent to being named in enCore Energy Corp.’s (the “Company”) Annual Report on Form 40-F (the “40-F”) for the fiscal year ended December 31, 2023, to be filed with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, as having prepared the Technical Reports and to the use of the Technical Reports, or any portion thereof, and to the inclusion or incorporation by reference of information derived from the Technical Reports and use of my name in the 40-F and the Company’s Registration Statements on Form F-10 (Nos. 333-269428 and 333-272609, the “F-10s”) and on Form S-8 (No. 333-273173, the “S-8”). This consent extends to any amendments to the 40-F or to the F-10s or S-8.

Dated March 28, 2024

By:	/s/ Douglas L. Beahm
Name:	Douglas L. Beahm, P.E., P.G.